
March 24, 2026

Alexander Cumbo
Chief Executive Officer
Solid Biosciences Inc.
500 Rutherford Avenue, Third Floor
Charlestown, MA 02129

> **Re: Solid Biosciences Inc.**
> **Registration Statement on Form S-3**
> **Filed March 19, 2026**
> **File No. 333-294460**

Dear Alexander Cumbo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Sorrentino